SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                                              Commission File Number:  0-22250


                           NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:            DECEMBER 31, 2002
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[ ]  Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                -----------------------------------------------

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant:            3D SYSTEMS CORPORATION
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Former name if applicable:
                          -----------------------------------------------------

Address of principal executive office (STREET AND NUMBER):

                                    26081 AVENUE HALL
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City, State and Zip Code:           VALENCIA, CALIFORNIA 91355
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                         PART II. RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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[ ] (c) The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On March 24, 2003, we announced that the Audit Committee of the Board of Directors is engaged in an investigation into certain matters, principally relating to the timing of revenue recognition for transactions that occurred during 2002. Our financial statements will not be available pending completion of the investigation by the Audit Committee.

     To assist it with the investigation, the Audit Committee retained the law firm of Morgan Lewis & Bockius, LLP which has engaged the accounting firm of BDO Seidman, LLP to review selected sales transactions. The Audit Committee is seeking to complete its investigation as soon as possible and we seek to complete the audit in time to file our Annual Report on Form 10-K by April 15, 2003.

     The statements above regarding our revenue recognition and financial results, the nature and duration of pending investigations, the projected dates by which we will make certain public filings, and any other expectations or anticipated events are "forward-looking" within the meaning of the securities laws and regulations. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially. For example, the Audit Committee may determine to review additional transactions, which may extend the time necessary to complete its investigation.


                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

       KEITH KOSCO                                661             295-5600
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        (Name)                                (Area Code)    (Telephone number)

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [X] Yes       [ ] No

     (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X] Yes       [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     At this time, we are not able to provide a reasonable estimate of our results of operations for the year ended December 31, 2002 or a comparison to the corresponding period of our last fiscal year. Our Audit Committee is investigating transactions that may affect our results of operations. However, we have determined that we must provide an impairment reserve of approximately $12 million with respect to the Company's deferred tax assets and will report a substantial net loss for the quarter and year ended December 31, 2002. As



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soon as practicable following completion of the Audit Committee investigation, we intend to file our Annual Report on Form 10-K for the year ended December 31, 2002.


                             3D SYSTEMS CORPORATION
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       MARCH 31, 2003                  By:      /S/ KEITH KOSCO
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                                            Name:    Keith Kosco
                                            Title:   General Counsel